Exhibit 99.1

Hexindai: Regulators’ Decision to Include P2P Platforms in Central Bank’s Credit System a Positive Step for the Industry

BEIJING, September 10, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today stated its support for the decision by industry regulators to include the country’s P2P platforms in the central bank’s credit system.

Hexindai views this as a positive move for the P2P industry, which will help protect lenders’ interests, control credit risk, build up confidence, and drive the industry’s healthy and long-term growth.

China’s regulators for the internet finance industry issued an official guideline on September 2 that requires P2P lending companies to be connected to the Credit Reference Center at the People’s Bank of China (PBOC) and Baihang Credit, China’s licensed personal credit agency established by the National Internet Finance Association of China. With the inclusion of P2P platforms in the country’s credit system, the information of online lending defaulters will be added and reflected in their personal credit reports.

“To include P2P platforms in the central bank’s credit system is a significant progress to improve the development of China’s credit system,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “Hexindai welcomes the regulators’ decision and will continue to make efforts to curb malicious defaults, protect lenders’ interests, and contribute to a compliant and transparent ecosystem for the industry.”

Hexindai has been taking timely actions to meet compliance requirements and protect investors’ interests. In January this year, Hexindai was one of the first P2P platforms in the country to connect its data with Baihang Credit. As a member of the Beijing Internet Finance Industry Association, Hexindai and 26 other companies issued a joint statement in August 2018, and committed to contributing to the credit system’s development, protection of lenders’ rights and the maintenance of market order.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace as well as its cooperation with institutional investors. Hexindai’s strong user acquisition capabilities combined with its cooperation with institutional investors and an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and a guarantee company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize fast growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com